                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                            For the Month of May 2005
                 2005 Notice of Meeting and Information Circular
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
        -----------------------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314


     Indicate  by check mark  whether the  registrant  files or will file annual
reports under cover Form 20-F or Form 40-F:        Form 20-F          40-F  x
                                                             -----        -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:       No:  x
    -----     -----

--------------------------------------------------------------------------------


                            ID BIOMEDICAL CORPORATION


                                NOTICE OF MEETING


                                       AND


                              INFORMATION CIRCULAR


                                       FOR


                                      2005


                             ANNUAL GENERAL MEETING


                                 OF SHAREHOLDERS





                                  To be held at
                                    2:30 p.m.
                             Thursday, May 26, 2005
                                     in the
                                 St-Laurent Room
                                       in
                       The Fairmont Queen Elizabeth Hotel
                            900 Rene Levesque Blvd W
                                  Montreal, QC
                                     H3B 4A5


--------------------------------------------------------------------------------

                           ID BIOMEDICAL CORPORATION
                             1630 WATERFRONT CENTER
                               200 BURRARD STREET
                                    V6C 3L6

                     NOTICE OF 2005 ANNUAL GENERAL MEETING


NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of ID Biomedical Corporation (the "Company") will be held in the St Laurent Room, in The Fairmont Queen Elizabeth Hotel, located at 900 Rene Levesque Blvd W, Montreal, Quebec on Thursday, May 26, 2005, at 2:30 p.m. (Eastern time) for the following purposes:

1. To receive the Company's annual report, consisting of the annual audited financial statements of the Company for the financial year ending December 31, 2004, the auditors' report on the annual audited financial statements of the Company and the report of the directors of the Company.

2. To approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting and to authorize the directors to fix the remuneration to be paid to the auditors.

3. To elect, by ordinary resolution, the directors of the Company for the ensuing year.

4. To approve and confirm, by ordinary resolution, an amended and restated Shareholders Rights Plan of the Company as set out in the accompanying Information Circular. The text of this resolution is set out in Schedule A to the Information Circular. A copy of the amended and restated Shareholders Rights Plan will be available for inspection by registered shareholders at the head office of the Company in Vancouver, British Columbia during business hours from May 16, 2005 until the date of the meeting and at the meeting.

5. To transact any other business as may properly come before the annual general meeting and any adjournments thereof.

These securityholder materials are being sent to both registered and non-registered owners of securities.

If you are a REGISTERED SHAREHOLDER of the Company and are unable to attend the meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by no later than 2:30 p.m. (Toronto time) on May 24, 2005.

Many shareholders of the Corporation are NON-REGISTERED SHAREHOLDERS. These shareholders fall into two categories: (a) non-objecting beneficial owners (or "NOBOs") who do not object to their name and address being given to the Company; and (b) objecting beneficial owners (or "OBOs") who do object to their name and address being given to the Company.

If you are a NOBO, the Company's agent (Computershare Trust Company of Canada) has sent the enclosed materials directly to you and has obtained your name, address and information about your holdings of securities in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials directly to you, the Company (and not the intermediary holding on your behalf) has assumed responsibility for
(i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the enclosed voting instruction form provided by Computershare Trust Company of Canada.

If you are an OBO and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.

DATED this 15th day of April, 2005.



                                        BY ORDER OF THE BOARD



                               (signed) ANTHONY F. HOLLER
                                        Chief Executive Officer

                           ID BIOMEDICAL CORPORATION

                              INFORMATION CIRCULAR


SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of Annual General Meeting ("Notice") for the 2005 Annual General Meeting ("Meeting") of the shareholders of ID Biomedical Corporation ("Company" or "IDB") to be held on May 26, 2005 and is furnished in connection WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF THE COMPANY for use at the Meeting, or at any adjournment thereof, for the purposes set forth in the accompanying Notice.

This solicitation of proxies will be conducted by mail but may be supplemented by telephone or other personal contact to be made without special compensation by officers or employees of the Company. The Company does not reimburse shareholders' nominees or agents for the cost incurred in obtaining their principal's authorization to execute forms of proxy. The total cost of solicitation will be borne by the Company.

The head office of the Company is Suite 1630 - Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6. The telephone number is (604) 431-9314 and the facsimile number is (604) 431-9378. The registered and records office of the Company is located at 900 Waterfront Center, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2.

The date of this Information Circular is April 15, 2005 and it is first being sent to shareholders on or about April 22, 2005.

APPOINTMENT OF PROXYHOLDER

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR IS BEING SOLICITED BY THE MANAGEMENT OF THE COMPANY. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE THE CHIEF EXECUTIVE OFFICER AND THE PRESIDENT OF THE COMPANY.

A REGISTERED SHAREHOLDER OF THE COMPANY OR, SUBJECT TO APPLICABLE LAWS, AN INTERMEDIARY WHO HOLDS SHARES OF THE COMPANY ON BEHALF OF A NON-REGISTERED SHAREHOLDER, HAS THE RIGHT TO APPOINT AN INDIVIDUAL TO ATTEND AND ACT FOR, AND ON BEHALF OF, THE SHAREHOLDER OR INTERMEDIARY AT THE MEETING OTHER THAN ONE OF THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY. A REGISTERED SHAREHOLDER OR INTERMEDIARY WHO DOES NOT WISH TO APPOINT EITHER OF THE PERSONS SO NAMED SHOULD STRIKE OUT THOSE NAMES AND INSERT, IN THE BLANK SPACE PROVIDED, THE NAME OF THE INDIVIDUAL WHOM THE SHAREHOLDER OR INTERMEDIARY WISHES TO APPOINT AS PROXYHOLDER. THAT INDIVIDUAL NEED NOT BE A SHAREHOLDER.

AS IS THE CASE WITH MOST PUBLIC COMPANIES, MANY SHARES OF THE COMPANY ARE NOT REGISTERED IN THE NAME OF THE BENEFICIAL HOLDERS OF THE SHARES BUT RATHER REGISTERED IN THE NAME OF AN INTERMEDIARY OR NOMINEE SUCH AS A FINANCIAL INSTITUTION, TRUST COMPANY OR BROKER. PERSONS HOLDING SHARES IN THIS MANNER ARE NOT REGISTERED SHAREHOLDERS AND CAN ONLY VOTE THEIR SHARES AT THE MEETING BY FOLLOWING THE VOTING OR PROXY APPOINTMENT INSTRUCTIONS PROVIDED TO THEM BY THEIR INTERMEDIARY OR NOMINEE.

EXECUTION OF PROXY

A proxy will not be valid unless it is signed by the registered shareholder or intermediary or by the registered shareholder's or intermediary's agent duly authorized in writing or, if the registered shareholder or intermediary is a company, under its seal or by an officer or agent thereof duly authorized. If a proxy is executed by an agent for a registered shareholder or intermediary then the instrument empowering the agent, or a notarial copy thereof, must accompany the proxy.

JOINT HOLDERS

A proxy given on behalf of joint holders must be executed by all of them and may be revoked only by all of them. If more than one of several joint holders are present at the Meeting and they do not agree as to which of them is to exercise any vote to which they are jointly entitled, the joint member present whose name is first on the register shall alone be entitled to vote in respect of the jointly held shares.

DEPOSIT OF PROXY

Executed proxies must be deposited by hand or mail with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by no later than 2:30 p.m. (Toronto time) on May 24, 2005, or not less than 48 hours (excluding Saturdays and holidays) before any adjournment of the Meeting. The chair of the Meeting has the discretion to accept proxies filed subsequently.

All non-registered shareholders who receive these proxy materials through their broker or through another intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or by that other intermediary.

EXERCISE OF VOTE BY PROXY

Shares represented by properly executed proxies in the accompanying form (if executed in favour of management nominees and properly deposited prior to the Meeting) will be voted or withheld from voting in accordance with the instructions of the registered shareholder on any ballot that may be called for and, if the registered shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, shares represented by such proxies will be voted accordingly. IF NO CHOICE IS SPECIFIED, THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE IN FAVOUR OF ALL MATTERS PROPOSED BY MANAGEMENT AT THE MEETING. THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the date of this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the registered shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment unless written notice of such death, incapacity, bankruptcy or revocation is received by the chair of the Meeting, as applicable, at any time before the vote is cast.

REVOCATION OF PROXY

A registered shareholder or intermediary may revoke a proxy before it is exercised by depositing an instrument in writing, executed by the shareholder or by the shareholder's agent duly authorized in writing or where the shareholder is a company, by a duly authorized officer or attorney of the company, at the registered office of the Company at 900 Waterfront Center, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the chair of the Meeting on the day of the Meeting or at any adjournment thereof and, in either case, the proxy is thereby revoked. A proxy may also be revoked in any other manner permitted by law.

CURRENCY

All references to monetary amounts in this Information Circular are in Canadian dollars unless otherwise indicated.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as described in this Information Circular, none of the directors or senior officers of the Company, management nominees for election as a director of the Company, persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year, or any associate or affiliate of any of the foregoing have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

VOTING SHARES

The authorized capital of the Company consists of 200,000,000 common shares without par value ("Share" or "Shares"), 100,000,000 Class "A" Preference shares with a par value of $10 each and 100,000,000 Class "B" Preference shares with a par value of $50 each, of which 43,036,172 Shares and no Class "A" or Class "B" Preference shares were issued and outstanding as of April 15, 2005. At an annual general meeting of the Company every holder of Shares present in person or represented by proxy and entitled to vote shall have one vote on any show of hands and one vote per Share on a poll, and shall have the right to require resolutions to be voted by a poll. Holders of Shares of record at the close of business on March 28, 2005, will be entitled to receive notice of and to vote at the Meeting.

PRINCIPAL HOLDERS

To the knowledge of the directors and senior officers of the Company, as at April 15, 2005, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

As at April 15, 2005 the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercise control over 974,343 Shares (excluding Shares under options granted and unexercised).

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of one person present and being, or representing by proxy, a shareholder of the Company. Unless otherwise described herein, a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

PARTICULAR MATTERS TO BE ACTED UPON

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of KPMG LLP, Chartered Accountants, as the auditors of the Company to hold office until the close of the next annual general meeting, or until a successor is appointed, at a remuneration to be determined by the directors. KPMG were first appointed auditors of the Company on June 4, 1991.

The following table provides information about the fees billed to us for professional services rendered by KPMG LLP, our principal accountant, during fiscal 2004 and 2003, respectively:

                                                   AGGREGATE FEES BILLED BY OUR
                                                       PRINCIPAL ACCOUNTANT
                                                  ------------------------------
                                                        2004              2003
                                                   ---------          --------
Audit fees                                          $363,788          $328,113

Audit-related fees                                   200,589            24,786

Non-audit services                                   268,790            74,100

Total fees                                          $833,167          $426,999


For the year ended December 31, 2004, the total amount of fees paid by the Company to KPMG LLP for professional services rendered was $833,167. These fees were paid as follows:

AUDIT FEES - Audit fees were paid for services rendered by the auditors for the audit of the Company's annual consolidated financial statements for the year ended December 31, 2004 and the review of the Company's quarterly consolidated financial statements for 2004 and services provided in connection with statutory and regulatory filings or engagements, including accounting consultations on specific issues related to the year-end audit.

AUDIT RELATED FEES - Audit related fees were paid for assurance and related services that are reasonably related to the performance of services that are traditionally performed by an independent auditor, and which are not reported under the audit fees item above. These services consisted of general advice and consultations on accounting standards, assistance related to due diligence and the acquisition of the Shire business during the year.

NON-AUDIT SERVICES - Non-audit services include fees paid for tax compliance services, including the review of original and amended tax returns, assistance with questions regarding tax audits and assistance in completing routine tax schedules and calculations.

ELECTION OF DIRECTORS

The number of directors to be elected is 9. Directors are elected annually by the shareholders of the Company and hold office until the next annual general meeting of the Company. The following pages set out the names of proposed nominees for election as directors, together with their municipality and country of residence, year first elected or appointed as a director, principal occupation, other principal directorships and committee memberships. Also indicated for each person proposed as a director is the number of Shares beneficially owned, directly or indirectly, or over which control or direction was exercised on April 15, 2005 and, as of the same date, the number of options held by each director under the Company's stock option plan. A record of attendance by directors at meetings of the board and its committees during the 12 months ended December 31, 2004 is set out in Schedule C to this Circular.

------------------------------------------------------------------------------------------------------------------------------------
DR. RICHARD BASTIANI, CHAIRMAN, LOS GATOS, CA

Dr. Richard Bastiani was appointed to the Company's Board of Directors on                   Member of Audit Committee
October 15, 1996. In August 1998, he was appointed Chairman of the Board. As the            Member of Corporate Governance Committee
former President of Syva Company, an in-vitro diagnostics manufacturer, Dr.                 Unrelated
Bastiani is a well known industry executive. He was most recently President of              Non Management
Dendreon Corp., a Seattle, Washington biotechnology company focused on the development of innovative cancer therapies. From 1972 to 1991, Dr. Bastiani held a succession of Vice President positions at Syva. He was responsible at various times for conducting clinical studies, obtaining regulatory approvals, establishing a new division within the company, and conducting worldwide marketing, sales and service activities. In 1991, Dr. Bastiani was appointed
President, a position he held until 1995 when Syva was acquired by Behringwerke
AG, a subsidiary of Hoechst AG.                                                             103,634 Shares
                                                                                            100,000 Options
OTHER BOARD AFFILIATIONS: ABAXIS, INC.; AND DISCOVERX CORPORATION
------------------------------------------------------------------------------------------------------------------------------------

ANTHONY F. HOLLER, MD, CHIEF EXECUTIVE OFFICER AND DIRECTOR, VANCOUVER, BC

Anthony F. Holler was one of the original founders of ID Biomedical Corporation and has been a member of the Company's Board of Directors since March 4, 1991.
Dr. Holler has held a number of executive positions with the Company. On March
27, 2001 Dr. Holler was appointed Chief Executive Officer. Prior to founding ID
Biomedical, Dr. Holler served as an emergency physician at University Hospital
at The University of British Columbia. He is a member of the British Columbia               322,934 Shares
College of Physicians and Surgeons.                                                         569,000 Options
                                                                                            326,667 RSU
OTHER BOARD AFFILIATIONS: CORRIENTE RESOURCES INC.
------------------------------------------------------------------------------------------------------------------------------------

DANIEL A. CARRIERE, DIRECTOR, VANCOUVER, BC

Daniel A. Carriere was appointed to the Company's Board of Directors on August              Member of Audit Committee
24, 1998. Mr. Carriere has been a significant shareholder in the Company since              Unrelated
the Company's initial public offering in 1991. He is a founding partner and                 Non Management
currently Senior Vice President of Corriente Resources Inc., a copper-gold development company listed on the TSX. Mr Carriere is also a partner in Infinity
Films, a television and film production company servicing the international marketplace.

OTHER BOARD AFFILIATIONS: EXCAPE INC.; INFINITY FILM ENTERTAINMENT, BOG                     239,135 Shares
PRODUCTIONS INC.; BOG PRODUCTIONS (1999) INC.; PRECIPICE PRODUCTIONS LTD; ZACHOR            75,000 Options
PRODUCTION LIMITED; DUTY PRODUCTIONS LTD.; GUINEA PIG PRODUCTIONS LTD.; AND
COMEDIC PRODUCTIONS LTD.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
MICHEL GRECO, DIRECTOR, LYON, FRANCE

Michel Greco was appointed to the Company's Board of Directors on October 24,               Member of Audit Committee
2002. Beginning in 1998 and until his retirement at the end of 2002, Mr. Greco              Member of Compensation Committee
was President and COO and a Supervisory Board member of Aventis Pasteur, a                  Unrelated
world-leading vaccine manufacturer. Prior to becoming President of Aventis                  Non Management
Pasteur, Mr. Greco was President and Chief Executive Officer of Pasteur Merieux
MSD from 1994 to 1998, a European joint venture between Aventis Pasteur and
Merck and Co. Mr. Greco has also held a number of industry-wide responsibilities over the years, including President of the European Vaccine Manufacturers Group,
Chairman of the Biological Committee of the International Federation of
Pharmaceutical Manufacturers Associations, as well as a member of the World
Health Organization, Department of Vaccines and Biologicals, Strategic Advisory
Group of Experts. Mr. Greco holds an MBA from the Richard Ivey School of
Business Administration, University of Western Ontario.

OTHER BOARD AFFILIATIONS: VAXGEN INC.; ARGOS THERAPEUTICS; FLAMEL; INTERCELL;               1,148 Shares
DAS SAS; IAVI (THE INTERNATIONAL AIDS VACCINE INITIATIVE);AERAS GLOBAL                      75,000 Options
TUBERCULOSIS VACCINE FOUNDATION; AND IVI (THE INTERNATIONAL VACCINE INSTITUTE).
------------------------------------------------------------------------------------------------------------------------------------

RICHARD H. MCCOY, DIRECTOR, TORONTO, ON

Mr. McCoy was appointed to the Company's Board of directors on September 13,                Chairman of Audit Committee
1999. Richard McCoy has been in the investment business for over 35 years. Prior            (Financial Expert)
to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at            Member of Compensation Committee
TD Securities Inc., one of Canada's largest investment firms. Prior to joining              Unrelated
TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy            Non Management
Securities. Mr. McCoy holds an MBA from the Richard Ivey School of Business
Administration, University of Western Ontario.
                                                                                            56,459 Shares
OTHER BOARD AFFILIATIONS: ABERDEEN ASIA-PACIFIC INCOME INVESTMENT CO.; ABERDEEN             75,000 Options
G7 TRUST; AND ROTHMANS INC.; PUBLIC STORAGE CANADIAN PROPERTIES.
------------------------------------------------------------------------------------------------------------------------------------

TODD R. PATRICK, MBA, PRESIDENT AND DIRECTOR, BELLEVUE, WA

Mr. Patrick has been employed by the Company since July 1, 1994, is the
President of the Company and has been a Director since May 18, 2000. Mr. Patrick joined the Company from the University of California, Los Angeles (UCLA), where, as the Director of the Office of Intellectual Property Administration, he was
responsible for the patenting and licensing of the intellectual property arising
out of UCLA.                                                                                160,030 Shares
                                                                                            359,000 Options
OTHER BOARD AFFILIATIONS: CONTROL DYNAMICS, INC.; AND WASHINGTON BIOMEDICAL AND             326,667 RSU
BIOTECHNOLOGY Association.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
JON S. SAXE, DIRECTOR, LOS ALTOS, CA

Jon S. Saxe was appointed to the Company's Board of Directors on November 10,               Member of Audit Committee
1993. He was President from 1995 - 1999 and is a Director of Protein Design                 Chairman of Compensation Committee
Labs, Inc., a biotechnology and specialty pharmaceutical company headquartered              Unrelated
in Fremont, California that is developing and marketing a portfolio of                      Non Management
therapeutics to prevent and treat serious medical problems such as cardiac problems, cancers, asthma, inflammatory bowel disease and other inflammatory conditions. Until 1994, Mr. Saxe was Principal of Saxe Associates - consultants to venture capital firms and biotechnology, diagnostic, and pharmaceutical companies. Mr. Saxe is former Vice President, Licensing and Corporate
Development of Hoffmann-LaRoche Inc., where he worked for nearly 30 years
(1960-1989). He held the position of CEO and President at Synergen, Inc. from
1989 to 1993.
                                                                                            64,749 Shares
OTHER BOARD AFFILIATIONS: INSITE VISION, PROTEIN DESIGN LABS, INC.; QUESTCOR                75,000 Options
PHARMACEUTICAL; FIRST HORIZON PHARMACEUTICALS, INC.; DURECT, INC.; SCICLONE,
INC.; AND SEVERAL PRIVATE COMPANIES.
------------------------------------------------------------------------------------------------------------------------------------

DR. BRIAN J. UNDERDOWN, DIRECTOR, TORONTO, ON

Dr. Brian Underdown was appointed to the Company's Board of Directors on                    Member of Audit Committee
September 13, 1999. Dr. Underdown, an immunologist by training, is Senior                   Member of Corporate Governance Committee
Vice-President and Managing Director, Technology Investing at MDS Capital                   Unrelated
Corporation and President, University Medical Discoveries Inc. Prior to joining             Non Management
MDS Capital Corporation in 1997, Dr. Underdown was Assistant Vice President
Research and Director of Immunology at Pasteur Merieux Connaught, one of the
world's leading vaccine manufacturers. From 1970 to 1994, Dr. Underdown held a number of academic positions including Professor and Associate Dean Research at the Faculty of Medicine, University of Toronto and Professor, Department of
Pathology and Associate Dean Research at the Faculty of Health Sciences,
McMaster University.

OTHER BOARD AFFILIATIONS: UNIVERSITY MEDICAL DISCOVERIES INC.; CYTOCHROMA INC.;
TRILLIUM THERAPEUTICS INC.; WELLICHEM BIOTECHNOLOGIES INC.; ARGOS THERAPEUTICS;             4,000 Shares
SALPEP INC.; AND CANVAC, THE CANADIAN CENTRE FOR VACCINES AND                               65,000 Options
IMMUNOTHERAPEUTICS.
------------------------------------------------------------------------------------------------------------------------------------

IAN A. WEBB, DIRECTOR, VANCOUVER, BC

Ian A. Webb was elected to the Company's Board of Directors on July 11, 1997.               Chairman of Corporate Governance
Mr. Webb is a partner of the law firm of Borden Ladner Gervais LLP. His practice            Committee
focuses on corporate and securities law with an emphasis on the legal                       Related director due to the fact that
requirements of public companies in a wide variety of industry sectors including            he is a partner of Borden Ladner
biotechnology, mining and forestry. Mr. Webb obtained a Bachelor of Laws Degree             Gervais, LLP, a firm that provides
from Osgoode Hall Law School in 1981 and a Masters Degree in Theoretical Physics            legal services to the Company.
from the University of Saskatchewan in 1976.                                                Non Management

OTHER BOARD AFFILIATIONS: NONE                                                              7,171 Shares
                                                                                            75,000 Options

------------------------------------------------------------------------------------------------------------------------------------

APPROVAL OF AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

The Company originally adopted a shareholder rights plan (the "Current Rights Plan") effective May 1, 1996. At the Company's 1999 and 2002 annual general meetings, shareholders approved extensions to the Current Rights Plan, such that it is currently set to expire at the Meeting. Accordingly, at the Meeting, shareholder will be asked to approve an ordinary resolution authorizing the Company to make substantial changes to the Current Rights Plan in order to bring it into line with the current generation of rights plans being adopted by Canadian public companies. If shareholder approval is received at the Meeting, the Current Rights Plan will be amended and restated in its entirety. The proposed amended and restated shareholder rights plan is referred to herein as the "New Rights Plan".

SUMMARY OF KEY TERMS OF PROPOSED NEW RIGHTS PLAN

The following is a summary of the key terms of the proposed New Rights Plan. A copy of the Current Rights Plan is available through the internet at www.sedar.com. A copy of the New Rights Plan will be available for inspection by registered shareholders at the head office of the Company in Vancouver, British Columbia during business hours from May 16, 2005 until the date of the meeting and at the meeting.

TRADING OF RIGHTS

Until the Separation Time (as defined below), or earlier termination or expiration of the rights, the rights are evidenced by and transferred with the associated Shares and the surrender for transfer of any certificate representing Shares will also constitute the surrender for transfer of the rights associated with those Shares. The rights are not exercisable until the Separation Time. After the Separation Time, the rights will become exercisable and begin to trade separately from the associated Shares. Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company.

SEPARATION TIME

The rights will separate and trade separately from the Shares from and after the Separation Time. "Separation Time" means the close of business day on the tenth Trading Day (as defined in the New Rights Plan) after the earlier of:

     (a) the first date (the "stock acquisition date") of public announcement by the Company or an Acquiring Person, of facts indicating that a person has become an Acquiring Person. Under the New Rights Plan, an "Acquiring Person" is a person who acquires beneficial ownership of 20% or more of the outstanding Shares;

     (b) the date of the commencement of, or first public announcement of the intent of a person (other than the Company or a subsidiary of the Company) to commence, a Take-over Bid (as defined in the New Rights
          Plan) other than a Permitted Bid, Competing Permitted Bid or a Permitted Lock-up Agreement; or

     (c) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such,

or on such later date as the Board of Directors shall determine, provided that, if any Take-over Bid expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.

WHEN RIGHTS BECOME EXERCISABLE

Following a transaction which results in a person becoming an Acquiring Person (a "Flip-in Event"), the rights entitle the holders thereof to receive upon exercise, Shares with a market value equal to twice the then Exercise Price of the rights. In such event, however, the rights beneficially owned by an Acquiring Person (including affiliates, associates and joint actors), or the transferee of any such person, will be void. A Flip-in Event does not include acquisitions approved by the board or acquisitions pursuant to a Permitted Bid, a Competing Permitted Bid or a Permitted Lock-up Agreement.

PERMITTED BIDS

The New Rights Plan employs a "Permitted Bid" concept whereby a take-over bid will not trigger the rights if it meets certain conditions. A "permitted bid" is defined as an offer to acquire Shares for cash or securities made by means of a take-over bid circular where the Shares subject to the offer, together with Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and joint actors), constitute 20% or more the outstanding Shares and also that complies with the following additional provisions:

     (a) it is made to all holders of Shares of the Company (other than the offeror);

     (b) it contains a condition that shares may be deposited pursuant to the take-over bid, and any shares deposited pursuant to the take-over bid may be withdrawn, and no shares can be taken up and paid for before the close of business on a date not less than 60 days following the date the take-over bid is made to all shareholders; and

     (c) it contains a condition that more than 50% of the Shares held by shareholders independent of the offeror must be tendered and not withdrawn, and if that condition is met, there will be a public announcement and the take-over bid will remain open for a further period of ten business days.

A competing permitted bid is required to remain open for the greater of: (a) the statutory minimum deposit period of 35 days after the competing permitted bid is made; and (b) the 60th day after the date on which the initial permitted bid was made.

PERMITTED LOCK-UP AGREEMENT

The New Rights Plan also provides that the New Rights Plan will not be triggered by a Permitted Lock-up Agreement. The term "Permitted Lock-up Agreement" is defined to mean an agreement which is publicly available pursuant to which certain shareholders agree to deposit shares to a take-over bid (the "Lock-up Bid"). In addition, the lock-up agreement must:

     (a) permit a shareholder to terminate the agreement in the event a superior bid is made or other superior transaction is proposed; and

     (b) provide for "break fees" or similar fees in an amount which do not exceed the greater of:

          (i) 2.5% of the consideration payable to locked shareholders under the Lock-up Bid, and

          (ii) one-half of the difference between the consideration payable to locked shareholders under the Lock-up Bid and the consideration payable to locked shareholders under the superior bid or other transaction, in order to be a Permitted Lock-up Agreement. The lock-up agreement may specify that the termination rights in the event of a superior bid or transaction do not become effective unless the consideration offered under the superior bid or transaction exceeds the consideration payable under the Lock-up Bid by more than a specified percentage, provided that this specified percentage does not exceed 7%.

PROTECTION AGAINST DILUTION

The Exercise Price, the number and nature of securities that may be purchased upon exercise of rights and the number of rights outstanding, are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Shares, pro rata distributions to holders of Shares or other circumstances where adjustments are required to appropriately reflect the interest of the holders of rights.

LIMIT ON NUMBER OF SHARES ISSUABLE

If the rights become exercisable and, at that time, the number of authorized but unissued Shares is not sufficient to permit all outstanding rights to be exercised in full, then notwithstanding any other provision of the New Rights Plan, the number of Shares issuable upon exercise of the rights will be adjusted such that the total number of Shares issuable will not exceed the total number of authorized but unissued Shares.

REDEMPTION AND WAIVER

At any time prior to the occurrence of a Flip-in Event, the Board of Directors may (provided it has received the prior consent of shareholders by a majority vote) redeem all, but not less than all, of the then outstanding rights at a redemption price of $0.001 per right, subject to adjustment. The Board of Directors may waive the application of the New Rights Plan to any Flip-in Event if it determines that a person became an Acquiring Person by inadvertence, conditional upon such person having, within ten days after the determination by the Board of Directors, reduced its beneficial ownership of shares such that is no longer an Acquiring Person. The Board of Directors may also, until a Flip-in Event has occurred, waive the application of the New Rights Plan to any particular Flip-in Event which occurs as a result of a takeover bid circular sent to all shareholders but in that event, the Board of Directors must waive the application of the New Rights Plan to any Flip-in Event occurring as a result of a takeover bid which has occurred previously to the initial waiver (and remains outstanding at the time of the initial waiver) or that occurs within 75 days after the initial waiver.

AMENDMENTS

The Board of Directors may amend the New Rights Plan to correct clerical or typographical errors or to maintain the validity of the New Rights Plan in light of legislative changes. Other amendments can only be made with the approval of the shareholders of the Company or, after the Separation Time, the holders of the rights. Any supplements or amendments to the New Rights Plan require the prior approval of the Toronto Stock Exchange.

TERM

If the New Rights Plan is approved at the Meeting, it will terminate at the termination of the annual meeting of shareholders to be held in 2008. If it is not approved at the Meeting, the Current Rights Plan will terminate at the end of the Meeting.

CANADIAN INCOME TAX CONSEQUENCES

The Company did not receive any income as a result of the issuance of the rights for Canadian federal income tax purposes. Generally, the value of a right, if any, to acquire additional shares of a company is not a taxable benefit includable in income under the INCOME TAX ACT (Canada) (the "Act") and is not subject to non-resident withholding tax under the Act if the right is conferred on all shareholders. While the rights are conferred on all shareholders, the rights may become void in the hands of certain shareholders upon the occurrence of certain triggering events. Whether the issuance of the rights is a taxable event is not therefore free of doubt, but no tax arises if the rights do not have a monetary value at the date of issue. The Company considers the rights to have had a negligible monetary value at their date of issue and to continue to have a negligible monetary value. If the value of the rights is negligible, the issue of the rights will not give rise to a taxable benefit or capital gain and will not be subject to non-resident withholding tax. If the rights come to have a monetary value, their disposition, other than by way of exercise, will give rise to a capital gain equal to the full amount of the proceeds received by shareholders who held the rights as capital property. The foregoing does not address the Canadian income tax consequences of other events such as the separation of the rights from the Shares, the occurrence of a Flip-in Event or the redemption of rights.

Shareholders should consult their own tax advisors regarding the consequences of receiving, exercising and disposing of rights.

The full text of the proposed resolution approving the New Rights Plan is set out in Schedule A to this Information Circular.

EXECUTIVE COMPENSATION

NUMBER OF EXECUTIVE OFFICERS AND AGGREGATE COMPENSATION

There are four executive officers of the Company who received in excess of $100,000 in employment compensation during the most recently completed financial year. These are the Chief Executive Officer, the President, the Chief Operating Officer and the Vice President of Finance and Administration (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation of the Named Executive Officers during the Company's twelve months ending December 31, 2004, December 31, 2003 and December 31, 2002.

                           SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION                               LONG-TERM COMPENSATION AWARDS
                              ------------------------------------------    --------------------------------------------------------
                                                                                          RESTRICTED
                                                                            SECURITIES      SHARES
                                                               OTHER           UNDER          OR
                                                               ANNUAL         OPTIONS     RESTRICTED       LTIP         ALL OTHER
        NAME AND                       SALARY     BONUS     COMPENSATION      GRANTED     SHARE UNITS    PAYOUTS    COMPENSATION(4)
   PRINCIPAL POSITION         YEAR     US($)      US($)         ($)            (#)           ($)           ($)            ($)
------------------------      ----    -------    -------    ------------    ----------    -----------    -------    ----------------
DR. ANTHONY F. HOLLER(1)      2004    362,500    372,000          -             -            40,000         -              -
Chief Executive Officer       2003    325,000    220,000          -           35,000           -            -              -
                              2002    280,000        -            -          300,000           -            -              -


TODD R. PATRICK(2)            2004    362,500    372,000          -             -            40,000         -              -
President                     2003    325,000    220,000          -             -              -            -              -
                              2002    280,000        -            -          325,000           -            -              -


MUSTAPHA L. BAKALI(5)         2004    250,000    130,950          -          300,000         15,000
Chief Operating Officer


RICHARD BEAR(3)               2004    220,000     63,292          -             -              -            -              -
VP, Finance and               2003    160,000     48,000          -             -              -            -              -
Administration


(1) Dr. Anthony F. Holler was appointed CEO of the Company effective March 28, 2001.

(2) Todd R. Patrick was appointed President of the Company effective March 28, 2001.

(3) Richard Bear was appointed an Officer of the Company effective December 17, 2002.

(4) No perquisites or other personal benefits, securities or property was awarded to an Named Executive Officer which was greater than $50,000 and 10% of the total of their annual salary and bonus for the financial year.

(5)  Mustapha L. Bakali was appointed Chief Operating Officer on March 1, 2004.

OPTIONS GRANTED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

The following table sets forth information concerning the grants of options during the financial year ended December 31, 2004 to the Named Executive Officers.

------------------------------------------------------------------------------------------------------------------
                                        PERCENT OF TOTAL
                                         OPTIONS GRANTED                      MARKET VALUE OF
                                         TO EMPLOYEES IN                      OPTIONS ON DATE
                      OPTIONS GRANTED    FINANCIAL YEAR     EXERCISE PRICE       OF GRANT
       NAME                 (#)                (%)               ($)                ($)          EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------
MUSTAPHA L. BAKALI        300,000              75%              15.92            4,776,000      January 14, 2011
------------------------------------------------------------------------------------------------------------------

RESTRICTED SHARE UNITS GRANTED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

The following table sets forth information concerning the grants of restricted share units ("RSUs") during the financial year ended December 31, 2004 to the Named Executive Officers.

------------------------------------------------------------------------------------------------------------------
                                        PERCENT OF TOTAL
                                         RSUS GRANTED TO                      MARKET VALUE OF
                                          EMPLOYEES IN         EXERCISE       RSUS ON DATE OF
                       RSUS GRANTED      FINANCIAL YEAR        PRICE(1)            GRANT
       NAME                 (#)                (%)               ($)                ($)          EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------
DR. ANTHONY F. HOLLER     40,000               12%               N/A              660,400       September 22, 2014
------------------------------------------------------------------------------------------------------------------
TODD R. PATRICK           40,000               12%               N/A              660,400       September 22, 2014
------------------------------------------------------------------------------------------------------------------
MUSTAPHA L. BAKALI        15,000                5%               N/A              247,650       September 22, 2014
------------------------------------------------------------------------------------------------------------------

(1) COMMON SHARES ARE ISSUED UPON VESTING OF RSU'S IN ACCORDANCE WITH THEIR TERMS. THERE IS NO EXERCISE PRICE PAYABLE IN CONNECTION WITH THE ISSUANCE OF THE UNDERLYING SHARES.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table sets forth information concerning the exercise of options during the 12 month period ended December 31, 2004 and the value at December 31, 2004 of unexercised in-the-money options held by the Named Executive Officers. No Stock Appreciation Rights are outstanding.

                                                                                                  VALUE OF UNEXERCISED
                                SECURITIES                             UNEXERCISED OPTIONS AT   IN-THE-MONEY OPTIONS AT
                                ACQUIRED ON                            FINANCIAL YEAR-END (#)    FINANCIAL YEAR-END ($)
                                 EXERCISE         AGGREGATE VALUE           EXERCISABLE/              EXERCISABLE/
          NAME                      (#)            REALIZED ($)             UNEXERCISABLE             UNEXERCISABLE
-------------------------       -----------       ---------------      ----------------------   -----------------------
DR. ANTHONY F. HOLLER             231,000           $1,816,890            133,125/435,875           1,035,300/4,279,500

TODD R. PATRICK                   241,000           $3,395,140            132,500/426,500           1,144,250/4,370,250

RICHARD BEAR                         -                   -                 42,500/137,500             459,000/1,245,000

MUSTAPHA L. BAKALI                   -                   -                 56,250/243,750             105,750/458,250


AGGREGATED RESTRICTED SHARE UNIT EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table sets forth information concerning the vesting of restricted share units during the 12 month period ended December 31, 2004 and the value at December 31, 2004 of unvested restricted share units held by the Named Executive Officers.

                                                                                                  VALUE OF UNVESTED
                                SECURITIES                                                       RSU'S AT FINANCIAL
                                ACQUIRED ON                                                         YEAR-END ($)
                                   VEST           AGGREGATE VALUE         UNVESTED RSU AT              VESTED/
         NAME                       (#)            REALIZED ($)        FINANCIAL YEAR-END (#)         UNVESTED
-------------------------       -----------       ---------------      ----------------------    ------------------
DR. ANTHONY F. HOLLER                -                   -                     40,000                 -/712,000

TODD R. PATRICK                      -                   -                     40,000                 -/712,000

MUSTAPHA L. BAKALI                   -                   -                     15,000                 -/267,000


EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding securities issuable under the Company's existing equity compensation plans. All amounts are as of December 31, 2004.

-----------------------------------------------------------------------------------------------------------------
                                                                                           NUMBER OF SECURITIES
                                                                                          REMAINING AVAILABLE FOR
                                                                  WEIGHTED-AVERAGE         ISSUANCE UNDER EQUITY
                                    NUMBER OF SECURITIES TO       EXERCISE PRICE OF         COMPENSATION PLANS
                                    BE ISSUED UPON EXERCISE     OUTSTANDING OPTIONS,       (EXCLUDING SECURITIES
                                    OF OUTSTANDING OPTIONS,           WARRANTS            REFLECTED IN THE FIRST
PLAN CATEGORY                         WARRANTS OR RIGHTS             AND RIGHTS                   COLUMN)
-----------------------------------------------------------------------------------------------------------------
Equity compensation plans
   approved by shareholders:

   Option plan                             3,937,095                    $8.86                        -
   RSU plan                                  325,000                      N/A(1)                 2,525,000
   Directors fee payment plan                  -                          N/A                      114,868
-----------------------------------------------------------------------------------------------------------------
Equity compensation plans not                  -                          -                          -
approved by shareholders
-----------------------------------------------------------------------------------------------------------------
Total:                                     4,262,095                                             2,639,868
-----------------------------------------------------------------------------------------------------------------

(1) RSUs vest, and the underlying Shares become exercisable, based upon the achievement of certain milestones and the passage of time. There is no exercise price payable in respect of the issuance of the underlying Shares.

REPORT OF EXECUTIVE COMPENSATION

It is the mandate of the Compensation Committee to review and recommend general compensation policies and programs for the Company as well as salary and benefit levels for its executives. The Compensation Committee makes recommendations to the Board of Directors which gives final approval on compensation matters.

The compensation of the Company's executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee.

The Company's executive compensation program consists of a base salary, performance bonus and a longer term component consisting of stock options and RSU's.

The objective of the Compensation Committee is to provide a compensation package that is competitive, will attract and retain qualified executives and will encourage performance by executives to enhance the growth and underlying shareholder value of the Company.

In making its recommendations of executive compensation (including salaries) the Compensation Committee considers the median of the range of compensation levels for comparative companies. The comparative companies were selected in consultation with independent consultants and are North American biotechnology and pharmaceutical companies similar with regard to at least one of several factors including but not limited to number of employees, stage of development, revenues, R&D expenses and market capitalization.

We believe that the salary structure reflects competitive practices in the marketplace in which the Company competes to attract and retain qualified executives.

BASE SALARY

On the recommendation of the Chief Executive Officer and President, the Board of Directors approves ranges for base salaries for employees at all levels of the Company based on reviews of market salary data from peer groups, industry and national surveys provided by independent organizations and consultants. Management states that the level of base salary for each employee within a specified range is determined by assessing the level of responsibility and impact on decision-making at the Company. It is also impacted by the education and past experience of the employee. The level of past performance by the employee (determined by reference to corporate and individual objectives set at the beginning of each calendar year) will also affect base salary.

The Chairperson of the Compensation Committee prepares recommendations for the Compensation Committee with respect to the base salary to be paid to the Chief Executive Officer, to the President and to the Chief Operating Officer. The Compensation Committee's recommendations for base salaries for the Chief Executive Officer, the President and the Chief Operating Officer are then submitted for approval by the Board of Directors of the Company.

RESTRICTED SHARE UNITS

The second element in the total compensation plan was the Company's Option Plans and now is the Company's Restricted Share Unit (RSU) Plan. Grants of RSU's are made to executive officers, employees and directors on the basis of the number of RSU's currently held, number of options currently held, job title, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to impact corporate and business performance.

RSU's may be granted to executive officers on commencement of employment. Future grants of RSU's are considered on an annual basis.

The objectives of providing equity-based incentives to executive officers are:

1.   to maintain a strong focus on future creation of shareholder value;

2. to provide alignment between the interests of the senior management team and those of the shareholders;

3. to provide long term incentive to the senior management team whose actions have a direct and identifiable impact on corporate results;

4.   to ensure long term commitment of senior management to the Company; and,

5. to attract, retain and motivate the executive officers, directors and employees of the Company and to closely align the personal interests of such persons to the interests of the shareholders.

CASH BONUSES

The third element in the total compensation plan is the cash/bonus incentive program. Cash bonuses are made to executive officers and other employees on the basis of goals, job title, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to impact corporate and business performance.

The Compensation Committee recommends to the Board of Directors annually, objectives for the corresponding year and the Board approves those objectives. The Board of Directors also approves the percentage of goals attained annually.

CHIEF EXECUTIVE OFFICER COMPENSATION

The compensation of the Chief Executive Officer ("CEO") consists of an annual base salary, cash bonus, stock options and restricted share units determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO's experience and/or performance within the Company and the biotechnology and pharmaceutical industry in North America.

The above report is submitted on behalf of the Compensation Committee.

JON S. SAXE (CHAIRMAN)

RICHARD H. MCCOY

MICHEL GRECO


COMPENSATION OF DIRECTORS

Directors' compensation is comprised of an annual retainer, meeting fees and a long-term component consisting of stock options and restricted share units. Directors' compensation is included in the mandate of the Corporate Governance Committee. The Corporate Governance Committee enlists the assistance of the Compensation Committee in connection with the review of, and recommendations to the Board in connection with, directors' compensation. Directors' compensation is subject to the approval of the Board of Directors. Directors who are members of management do not receive compensation for serving as directors.

The Company has instituted a Directors' Fee Payment Plan (the "Plan"). Under the terms of the Plan, each director is permitted to elect to receive his or her director's fees in either cash or Shares. The Shares are issued at market price at the time of issuance. The total number of Shares that may be issued under to the Plan is fixed by shareholders from time to time.

Currently each non-management director receives an annual retainer of $12,000 and meeting fees of $750 for each quarterly meeting attended with an additional fee of $750 for each quarterly meeting attended by a director outside of the director's area of residence. Reasonable expenses incurred in connection with attending to board matters are reimbursed.

During the year ended December 31, 2004, no directors were granted additional stock options or restricted share units as directors' compensation. During that year, directors' fees in an aggregate value of $120,000 were paid. Six directors received payment of their compensation less taxes in Shares, totalling 6,038 Shares.

On March 8, 2005, based on a recommendation of the Compensation Committee, the Board of Directors approved, effective July 1, 2005, an annual retainer of $20,000; meeting fees of $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of directors, unless attendance is, in either case, by telephone in which event meeting fees are $750 per meeting; and chair fees of: $20,000 annually for the chair of the Board, $5,000 for the chair of any committee other than the Audit Committee and $7,500 for the chair of the Audit Committee. In addition, no further stock option grants will be made to directors with the long-term compensation to be effected through annual restricted share unit grants commencing after existing options are vested. The increase in compensation is to align directors' compensation with prevalent levels of compensation. The Compensation Committee's recommendation was determined with the assistance of independent consultants who reviewed compensation levels for comparable companies.

DIRECTORS AND OFFICERS INSURANCE

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $10,000,000. The policy governing such insurance is subject to customary exclusions and limitations. During the fiscal year ended December 31, 2004, the amount of premiums paid in respect of such insurance was $311,321.61.

PERFORMANCE GRAPH

The following graph compares cumulative total shareholder return on $100 invested in Shares on December 31, 1999 with the cumulative total return of the S&P/TSX Composite Index over the same period, assuming the re-investment of dividends.

                                    31-Dec-99      31-Dec-00      31-Dec-01      31-Dec-02     31-Dec-03     31-Dec-04
ID Biomedical Corporation                 100            100           91.9         140.68        208.78        240.54
S&P/TSX Composite Index                   100          106.2           91.4          78.63         97.72        109.91

                                   [GRAPHIC]

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at December 31, 2004, and for the 12 months prior to that date, none of the directors, executive officers, or senior officers of the Company, the management nominees for election as a director of the Company, or any associates or affiliates of the foregoing were indebted to the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company other than as disclosed herein or in previous Information Circulars.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are, to any substantive degree, performed by persons other than the directors or senior officers of the Company.

CORPORATE GOVERNANCE

The Company is committed to establishing good corporate governance practices. The Board of Directors of the Company believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company. The system of corporate governance should reflect the Company's particular circumstance, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all shareholders. The Board of Directors, with the assistance of the Audit Committee, the Corporate Governance Committee and management, monitors and responds to corporate governance initiatives.

As a Company listed on the TSX, the Company is subject to the guidelines for effective corporate governance which have been published by the TSX. With one minor exception, the Company believes it follows all current TSX guidelines. A detailed description of how the Company's policies and practices compare to the TSX guidelines is attached as Schedule B to this Information Circular.

The Company is aware that Canadian regulators have proposed certain changes to Canadian corporate governance guidelines. Although these changes are not yet in effect, the Company expects its current corporate governance practices will satisfy the proposed changes. The Company will review and respond to new guidelines as implemented.

Schedule B to this circular also sets out the Company's compliance with a number of other governance regimes, including relevant portions of the United States SARBANES-OXLEY ACT OF 2002 ("SOX") and the rules of the NASDAQ National Market relating to corporate governance.

During 2004, the Board of Directors furthered its commitment to corporate governance through reviewing existing processes and, where appropriate, developing new corporate governance processes and procedures.

MANDATE OF THE BOARD

The Board of Directors has adopted a written mandate that defines its stewardship responsibilities. The Board's principal responsibilities are:

o    to supervise and evaluate management;

o    to oversee the conduct of the business; and

o to set policies appropriate for the business and to approve corporate strategies and goals.

The mandate and responsibilities of the Board are to be carried out in a manner consistent with the fundamental objective of protecting the value of the Company against erosion and providing ongoing benefit to the shareholders.

The Board of Directors reviews and approves an operating and capital budget for each fiscal year. Management is authorized by the Board of Directors to incur capital expenditures specifically provided for in the budget, subject to certain limitations.

Management is expected to perform the day-to-day activities of running the affairs of the Company, achieving the corporate strategies and goals approved by the Board of Directors and responding to shareholder concerns and enquiries.

The Board of Directors meets a minimum of four times a year and at each meeting reviews with management operational, financial and strategic planning issues. The frequency of meetings, as well as the nature of items discussed, depend upon the state of the Company's affairs and the opportunities or risks which the Company faces.

COMPOSITION OF THE BOARD

The TSX guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSX guidelines define an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The TSX guidelines also recommend that in circumstances where a corporation has a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation) the board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and should fairly reflect the investment in the corporation by shareholders other than the significant shareholder. The Company does not have a significant shareholder under the terms defined by the TSX.

A majority of the members of the Board of Directors are unrelated directors who are independent of management and are free from any interest or business relationship that could, or could be perceived to, materially interfere with their ability to act in the best interest of the Company. In addition the Chairman of the Board, Dr. Richard Bastiani, is an unrelated director who is also independent of management.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company has an Audit Committee, a Compensation Committee and a Corporate Governance Committee.

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community and others with respect to the Company's: (a) financial statements; (b) financial reporting process; (c) systems of internal accounting and financial controls; (d) external auditors' reports; and (e) risk identification, assessment and management program. It is the responsibility of the Committee to maintain an open avenue of communication between itself, the external auditors and the management of the Corporation. In performing its role, the Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company. It is also empowered to instruct and retain outside counsel or other experts as required. The Company has one Audit Committee "financial expert" as defined under Section 407 of the Sarbanes-Oxley Act of 2002 (SOX).

CHARTER OF THE AUDIT COMMITTEE

     A. The Audit Committee shall consist of a minimum of three outside members of the board of directors, of which all shall be unrelated directors. One member must be an individual who, in the opinion of the Board of Directors, is a financial expert.

     B. Subject to any duties and responsibilities imposed by the board of directors, the Audit Committee shall have the following duties and responsibilities:

          1. to assist the board of directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices and the integrity of the Company's internal accounting controls and information systems;

          2. to be directly responsible for the appointment, termination, compensation and oversight of the Company's independent auditors;

          3. to review with the auditors of the Company any financial statement that is presented to an annual general meeting or provided to shareholders or filed with regulatory authorities, including any financial statement contained in a prospectus, registration statement or other similar document, and to report thereon to the board of directors;

          4. to review the annual report and any interim reports of the auditors and, through periodic meetings with the auditors, to review the adequacy of internal accounting and audit procedures;

          5. to ensure that no restrictions are placed by management on the scope of the auditors' review and examination of the Company's accounts;

          6.   to review and approve all related party transactions;

          7. to recommend to the board of directors the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting;

          8. to review and approve all press releases on all annual financial results of the Company; and,

          9. to receive, investigate and take appropriate action on accounting complaints and concerns.

     C. The Audit Committee shall meet at least once (by person or by teleconference) in each year to review and recommend approval by the board of the annual financial statements for the immediately preceding fiscal year.

     D. The Audit Committee has the authority to engage independent counsel and other advisors as they deem necessary to fulfill their duties and responsibilities.

     E.   The Audit Committee shall be provided with all necessary funding for:

          1. compensating any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

          2.   compensation to any advisors employed by the Audit Committee; and

          3. ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.


     F. The Audit Committee will be responsible for approving all non-audit services to be performed by the external auditors as follows:

          1. the Audit Committee will pre-approve non prohibited (as defined by Sarbanes-Oxley) services to be provided by the external auditor . (i.e. tax compliance, tax planning, audit, review of proposed accounting for new standards, issues etc.);

          2. the Audit Committee will pre-approve a range of fees for non-audit services by type of service based upon prior experience and current year expectations;

          3. any additional services not pre-approved will require approval by the Audit Committee prior to engagement; and

          4. any fees over the range approved or fees for services not contemplated but on the list of approved services will require approval of the Audit Committee Chairman if the fees are less than $10,000 and by the Audit Committee if the fees are more than $10,000.

     G. The Audit Committee of the board of directors shall address all reported concerns or complaints regarding corporate accounting practices, internal controls or auditing. The Chairman of the Corporate Governance Committee shall immediately notify the Audit Committee of any such complaint and work with the committee until the matter is resolved.

LIMITATION

The duties and responsibilities set out above do not extend, and are not to be interpreted as extending, the obligations and liabilities of the directors beyond those imposed by applicable law and in each case are subject to the Memorandum and Articles of the Company and applicable law.

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee's mandate is to undertake activities as needed to assist the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders. The Committee's responsibilities include overseeing the effective functioning of the Board of Directors, reviewing the relationship between management and the Board of Directors, ensuring that the Board of Directors can function independently of management and reviewing the size and composition of the Board on a periodic basis.

COMPENSATION COMMITTEE

The Compensation Committee consults generally with, and makes recommendations to, the Board of Directors on, matters concerning executive compensation, including individual salary rates, and other supplemental compensation.

The Company does not have an Executive Committee of directors.

ADDITIONAL INFORMATION

Upon request by any person, the Secretary of the Company shall provide the following:

     1) one copy of the Company's most recent Annual Information Form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

     2) one copy of the audited consolidated financial statements of the Company for the years ended December 31, 2004 and 2003 together with the accompanying report of the auditors thereon and one copy of any interim financial statements of the Company subsequent to such financial statements;

     3) one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus other than those referred to above;

     4) one copy of the Company's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; or

     5)   at any other time, one copy of any of the documents referred to in
          (1), (2), (3) and (4) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder in the Company.

Additional financial information is provided in the audited consolidated financial statements of the Company for the year ended December 31, 2004 and Management Discussion and Analysis thereof.

Documents filed by the Company with Canadian securities regulators are available at www.sedar.com.

APPROVAL OF CIRCULAR

The contents and the sending of this circular have been approved by the directors.

Dated as of April 15, 2005.



                                        ON BEHALF OF THE BOARD



                               (signed) DR. ANTHONY F. HOLLER
                                        Chief Executive Officer

                                   SCHEDULE A

   PROPOSED TEXT OF RESOLUTION REGARDING THE COMPANY'S SHAREHOLDER RIGHTS PLAN


BE IT RESOLVED that:

1. an amended and restated shareholder rights plan (the "New Rights Plan") as described in the accompanying information circular of ID Biomedical Corporation (the "Company") and incorporating any changes thereto made in accordance with paragraph 2 below, is hereby approved;

2. any one director or officer of the Company is hereby authorized, on behalf of the Company, to execute and deliver the New Rights Plan with such changes, if any, that the officer or director may approve provided that any such changes are necessary or advisable in order to: (a) comply with the requirements of any stock exchange or other securities regulatory authority; or (b) ensure that the New Rights Plan conforms to versions of shareholder rights plans prevalent for public companies in Canada, such approval to be conclusively evidenced by the execution and delivery of a New Rights Plan by such officer or director.

                                   SCHEDULE B
                       TSX CORPORATE GOVERNANCE GUIDELINES

------------------------------------------------------------------------------------------------------------------------------------
                                                             DOES THE
                                                              COMPANY
       TSX CORPORATE GOVERNANCE GUIDELINES                     ALIGN?                                COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
1. BOARD OF DIRECTORS SHOULD EXPLICITLY ASSUME
   RESPONSIBILITY FOR THE STEWARDSHIP OF THE COMPANY
   AND MORE SPECIFICALLY FOR:

   a) adoption of a strategic planning process and              Yes           Every three years, a multi-year strategic plan is
      approval of a strategic plan which takes into                           prepared by management and submitted to the Board of
      account, among other things, the opportunities                          Directors for discussion and approval. The plan is
      and risks of the business;                                              monitored periodically by comparing results with the
                                                                              strategies adopted. If appropriate, strategies are
                                                                              re-evaluated and adjusted. In addition, the Board of
                                                                              Directors reviews and approves an operating and
                                                                              capital budget for each fiscal year. Management is
                                                                              authorized by the Board of Directors to incur capital
                                                                              expenditures specifically provided for in the budget,
                                                                              subject to certain limitations.

   b) the identification of the principal risks of              Yes           The Board of Directors ensures, particularly through
      the Company's business and ensuring the                                 its Audit Committee, that management identifies the
      implementation of appropriate systems to manage                         risks to which the Company is exposed and takes the
      these risks;                                                            necessary steps to manage or transfer such risks if
                                                                              they cannot be eliminated. The Company's auditors, in
                                                                              conjunction with the annual audit, review management
                                                                              systems of internal controls.

   c) succession planning, including appointing,                Yes           The Board of Directors has the prime responsibility
      training and monitoring senior management;                              for evaluating candidates for the position of Chief
                                                                              Executive Officer and the President. Senior
                                                                              management regularly attend meetings of the Board of
                                                                              Directors. The Compensation Committee's
                                                                              responsibility includes monitoring the performance
                                                                              and development of the incumbents and ensuring their
                                                                              succession is planned.

   d) a communications policy;                                  Yes           The Board of Directors ensures that the Company has
                                                                              effective communication with its shareholders and the
                                                                              public. The Company is responsible for the timely
                                                                              disclosure of material information as required by law
                                                                              and regulatory authorities. The Company has specific
                                                                              people responsible for Corporate Communications and
                                                                              Investor Relations activities.

   e) the integrity of the Company's internal control           Yes           The Board of Directors and the Audit Committee
      and management information systems.                                     regularly review the adequacy of the Company's
                                                                              internal controls. Internal controls and management
                                                                              of information are regularly upgraded as is required
                                                                              for the Company's continuing and growing operations.
                                                                              The Audit Committee discusses the adequacy of
                                                                              internal controls with the Company's auditors on a
                                                                              quarterly basis.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                             DOES THE
                                                              COMPANY
       TSX CORPORATE GOVERNANCE GUIDELINES                     ALIGN?                                COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
2. BOARD INDEPENDENCE

The Board of Directors should be constituted with a             Yes           The Board of Directors currently consists of nine
majority of individuals who qualify as unrelated                              directors. Six directors are independent of
directors.                                                                    management and are free from any business or other
                                                                              relationship which could or could be perceived to
                                                                              materially interfere with their ability to act in the
                                                                              best interest of the Company. Three of the nine
                                                                              directors are not independent.

                                                                              The Chairman of the Board of Directors, Dr. Richard
                                                                              Bastiani, is an unrelated director who is independent
                                                                              of management.

If the Company has a significant shareholder, in                              The Company does not have a significant shareholder.
addition to a majority of unrelated directors, the
Board of Directors should include a number of
directors who do not have interests in or
relationships with either the Company or the
significant shareholder and which fairly reflects the
investment in the Company other than the significant
shareholder.
------------------------------------------------------------------------------------------------------------------------------------

3. DISCLOSE FOR EACH DIRECTOR WHETHER HE OR SHE IS              Yes           Dr. Anthony Holler - related - CEO
   RELATED, AND HOW THAT CONCLUSION WAS REACHED                               Todd Patrick - related - President
                                                                              Ian A. Webb - related -Partner of Borden Ladner
                                                                              Gervais LLP, a firm that provides legal services to
                                                                              the Company

                                                                              For the remainder of the directors, none of them or
                                                                              their associates has: worked for the Company;
                                                                              material contracts with the Company; or received
                                                                              remuneration from the Company other than director's
                                                                              fees and stock options.

                                                                              Dr. Richard Bastiani - unrelated
                                                                              Daniel A. Carriere - unrelated
                                                                              Richard H. McCoy - unrelated
                                                                              Michel Greco - unrelated
                                                                              Jon S. Saxe - unrelated
                                                                              Brian J. Underdown - unrelated
------------------------------------------------------------------------------------------------------------------------------------

4. NOMINATING DIRECTORS

The Board of Directors should appoint a committee of         Partially        The full Board of Directors identifies and approves
directors composed exclusively of outside directors,                          new nominees to the Board of Directors. The Board of
a majority of whom are unrelated directors, with the                          Directors believes that knowledge of industry
responsibility for proposing to the full Board new                            participants and advisors resides in all members of
nominees to the Board of Directors and for assessing                          the Board of Directors and believes that use of the
directors on an ongoing basis.                                                full Board of Directors ensures the identification of
                                                                              the most appropriate candidates. The Corporate
                                                                              Governance Committee has the mandate to assess
                                                                              directors on an ongoing basis.
------------------------------------------------------------------------------------------------------------------------------------

5. ASSESSING BOARD EFFECTIVENESS

Every Board of Directors should implement a process             Yes           The Corporate Governance Committee has the mandate to
to be carried out by the nominating committee or                              assess the effectiveness of the Board of Directors in
other appropriate committee for assessing the                                 fulfilling its responsibilities.
effectiveness of the Board of Directors as a whole,
the committees of the Board of Directors and the
contribution of individual directors.
------------------------------------------------------------------------------------------------------------------------------------

6. ORIENTATION OF NEW MEMBERS

Every Company, as an integral element of the process            Yes           Every new director is provided with an information
for appointing new directors, should provide an                               package that includes a description of the Company
orientation and education program for new recruits to                         and its policy's and procedures as well as a copy of
the board.                                                                    the mandate of the Board of Directors and its
                                                                              committees. Every new director is invited to meet
                                                                              with each senior executive in order to acquire an
                                                                              understanding of each sector of activity and to get
                                                                              to know the executives.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                             DOES THE
                                                              COMPANY
       TSX CORPORATE GOVERNANCE GUIDELINES                     ALIGN?                                COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
7. BOARD SIZE

Every Board of Directors should examine its size and            Yes           The Corporate Governance Committee is responsible for
undertake where appropriate, a program to establish a                         reviewing the size and composition of the Board of
board size which facilitates effective decision                               Directors on a regular basis. At present the Board of
making.                                                                       Directors is comprised of nine board members, six of
                                                                              which are independent.
------------------------------------------------------------------------------------------------------------------------------------

8. DIRECTOR COMPENSATION

The Board of Directors should review the adequacy and           Yes           The Corporate Governance Committee is responsible for
form of the compensation of directors and ensure the                          reviewing director compensation and makes
compensation realistically reflects the                                       recommendations to the Board of Directors in this
responsibilities and risk involved in being a                                 regard. The Company has a Directors Fee Payment Plan
director.                                                                     whereby directors may elect to receive their fees in
                                                                              shares or cash. As at December 31, 2004, six out of
                                                                              the seven non-management directors received their
                                                                              fees in shares. Management members of the Board of
                                                                              Directors are not compensated as directors.
------------------------------------------------------------------------------------------------------------------------------------

9. BOARD COMMITTEES

Committees of the Board of Directors should generally           Yes           The Board of Directors has three committees. The
be composed of outside directors, a majority of whom                          Committees are an Audit Committee, a Compensation
are unrelated directors, although some board                                  Committee and a Corporate Governance Committee.
committees may include one or more inside directors.
                                                                              Audit Committee - six directors, all
                                                                              unrelated/non-management.

                                                                              Compensation Committee - three directors, all
                                                                              unrelated/non-management.

                                                                              Corporate Governance Committee - three directors, one
                                                                              related, two unrelated, all non-management.
------------------------------------------------------------------------------------------------------------------------------------

10. GOVERNANCE COMMITTEE

Every Board of Directors should expressly assume                Yes           The Corporate Governance Committee assesses the
responsibility for, or assign to a committee of                               Company's approach to corporate governance activities
directors the general responsibility for, developing                          and policies and where appropriate, undertakes those
the Company's approach to governance issues. This                             initiatives as are necessary to maintain a high
committee would, among other things, be responsible                           standard of corporate governance practices. The
for the Company's response to these governance                                Committee continually monitors and implements the
guidelines.                                                                   changing requirements of both Canadian and US
                                                                              securities laws.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                             DOES THE
                                                              COMPANY
       TSX CORPORATE GOVERNANCE GUIDELINES                     ALIGN?                                COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
11. BOARD AND CEO POSITION DESCRIPTIONS

The Board of Directors, together with the CEO, should develop position descriptions for the Board of Directors and for the CEO's, involving the definition of the limits to management's responsibilities

    a) the Board of Directors                                   Yes           The Board of Directors mandate is to supervise the
                                                                              executive management of and to oversee the conduct of
                                                                              the business of the Company; provide leadership and
                                                                              direction to management; evaluate management; set
                                                                              policies appropriate for the business of the Company;
                                                                              and approve corporate strategies and goals.

    b) the Chief Executive Officer                              Yes           The duties and responsibilities of the Chief
                                                                              Executive Officer are to manage, and administer the
                                                                              day to day operation of the Company with the
                                                                              following specific duties and responsibilities: to
                                                                              report to the Board of Directors and act as a liaison
                                                                              between management and the Board of Directors; to
                                                                              evaluate management operations and report to the
                                                                              Board of Directors on results; to conduct ongoing
                                                                              strategic planning and establish long term goals for
                                                                              the Company; to assist the Board of Directors with
                                                                              policy development; to train, develop and assess the
                                                                              performance of senior management. The Chief Executive
                                                                              Officer is responsible for meeting the corporate
                                                                              objectives of the Company as are periodically
                                                                              developed by the Board of Directors in consultation
                                                                              with management.

    c) Board of Directors should approve the Chief              Yes           The Board of Directors regularly reviews and approves
       Executive Officer's corporate objectives                               the Company's strategic plan including the Chief
                                                                              Executive Officer's corporate objectives.
------------------------------------------------------------------------------------------------------------------------------------

12. BOARD INDEPENDENCE

Every Board of Directors should implement structures            Yes           Board independence is ensured by the fact that six
and procedures which ensure that the Board of                                 out of nine individuals are outside, unrelated
Directors can function independently of management.                           directors.

                                                                              The Board of Directors is chaired by an outside
                                                                              director. The Chairman ensures that the Board of
                                                                              Directors can function independently of management
                                                                              and that the necessary resources and procedures are
                                                                              available or in place to support its responsibilities
                                                                              and that the appropriate functions are delegated to
                                                                              the relevant committees.

                                                                              Non-management directors regularly hold closed-door
                                                                              sessions.
------------------------------------------------------------------------------------------------------------------------------------

13. AUDIT COMMITTEE

The Audit Committee of every Board of Directors of              Yes           The Audit Committee consists of six outside members
directors should be composed only of outside                                  of the Board of Directors, all of which are
directors.                                                                    unrelated.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                             DOES THE
                                                              COMPANY
       TSX CORPORATE GOVERNANCE GUIDELINES                     ALIGN?                                COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
o  All of the members of the Audit Committee should             Yes           All members of the Audit Committee are financially
   be financially literate.                                                   literate.

o  At least one member should have accounting or                Yes           The Board of Directors consider the Chairman of the
   related financial expertise. Each board shall                              Audit Committee a financial expert.
   determine the definition of and criteria for
   "financial literacy" and "accounting or related
   financial expertise".

o  The Board of Directors should adopt a charter for            Yes           The Audit Committee is mandated to: consider and
   the audit committee which sets out the roles and                           review audit functions and the financial statements;
   responsibilities of the audit committee which                              engage internal auditors and corporate auditors;
   should be specifically defined so as to provide                            review matters that may have a material impact on
   appropriate guidance to audit committee members as                         financial statements, compliance policies, and
   to their duties.                                                           reports prepared to manage and monitor compliance
                                                                              policies; and meet with the auditors independently of
                                                                              management.
------------------------------------------------------------------------------------------------------------------------------------

14. OUTSIDE DIRECTORS

The board of directors should implement a system                Yes           Should a director wish to engage an outside
which enables an individual director to engage an                             consultant at the Company's expense, they may do so
outside advisor at the expense of the Company in                              with the prior approval of the Corporate Governance
appropriate circumstances. The engagement of the                              Committee.
outside advisor should be subject to the approval of
an appropriate committee of the board.
------------------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE B

         OTHER RECOMMENDATIONS OR RULES RELATING TO CORPORATE GOVERNANCE


------------------------------------------------------------------------------------------------------------------------------------
CEO AND CFO CERTIFICATION OF FILINGS                            Yes           The Company certifies its quarterly unaudited
                                                                              financial reports and its audited annual financial
                                                                              reports. By certifying, the Company acknowledges the
                                                                              information contained in the report fairly presents,
                                                                              in all material respects, the Company's financial
                                                                              condition and results of operation and there are no
                                                                              material misrepresentations or omissions.
                                                                              Additionally, the Company's chief executive officer
                                                                              and chief financial officer provide certifications
                                                                              with the annual report filed with the U.S. Securities
                                                                              and Exchange Commission. These certifications address
                                                                              the accuracy of the Company's disclosure and
                                                                              financial statements, the efficacy of the Company's
                                                                              disclosure controls and procedures, and the Company's
                                                                              compliance with certain U.S. securities laws.
------------------------------------------------------------------------------------------------------------------------------------

PROHIBITION ON PERSONAL LOANS                                   Yes           At the Company's 2002 AGM, the shareholders approved
                                                                              loans to full time employees of the Company solely to
                                                                              permit such employees to exercise options granted
                                                                              under the Company's Stock Option Plan. Subsequently,
                                                                              the Sarbanes-Oxley Act implemented a rule prohibiting
                                                                              companies from making or arranging personal loans to
                                                                              their directors and executive officers. As a result,
                                                                              the Company now has a prohibition on such personal
                                                                              loans and there are no loans outstanding as at
                                                                              December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------

CODE OF ETHICS                                                  Yes           The Company has adopted a Code of Business Conduct
                                                                              and Ethics for all directors and employees. The
                                                                              Company has also adopted a Code of Ethics applicable
                                                                              to the Company's principal executive officer,
                                                                              principal financial officer, principal accounting
                                                                              officer and controller (and such other persons
                                                                              performing similar functions).
------------------------------------------------------------------------------------------------------------------------------------

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT                          The Audit Committee is comprised solely of members
                                                                              that have been determined by the Company's Board of
                                                                              Directors to be independent under the Nasdaq National
                                                                              Market rules and applicable U.S. securities laws. At
                                                                              least one member of the Audit Committee has been
                                                                              deemed by the Company's Board of Directors to be an
                                                                              "audit committee financial expert" as such term is
                                                                              defined under the U.S. securities laws.
------------------------------------------------------------------------------------------------------------------------------------

AUDITOR INDEPENDENCE                                            Yes           The Company requires its external auditors to be
                                                                              independent as defined by applicable U.S. securities
                                                                              laws. The Audit Committee reviews the auditors'
                                                                              independence and submits to the Board of Directors
                                                                              its recommendations for the appointment of auditors.
------------------------------------------------------------------------------------------------------------------------------------

REQUIRED DISCLOSURE WHEN NON-GAAP MEASURES ARE                  Yes           If non-GAAP financial measures are presented they
PRESENTED                                                                     will include a presentation of the most directly
                                                                              comparable GAAP financial measure and a
                                                                              reconciliation of the disclosed non-GAAP financial
                                                                              measure to the most directly comparable GAAP
                                                                              financial measure.
-----------------------------------------------------------------------------------------------------------------------------------

OFF-BALANCE SHEET ARRANGEMENTS                                  Yes           The Company does not have any off-balance sheet
                                                                              arrangements.
------------------------------------------------------------------------------------------------------------------------------------

WHISTLEBLOWER PROTECTION                                        Yes           The Company and its officers, employees, contractors,
                                                                              subcontractors and agents are strictly prohibited
                                                                              from taking any retaliatory action against an
                                                                              employee for commencing or participating in a legal
                                                                              proceeding based on, or providing information or
                                                                              assistance to supervisors, federal or other
                                                                              governmental agencies or Congress with respect to an
                                                                              investigation of, conduct the employee reasonably
                                                                              believes violated US or Canadian securities or
                                                                              antifraud laws.
------------------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE C
                        RECORD OF ATTENDANCE BY DIRECTORS

-----------------------------------------------------------------------------------------------------------------------------
                                                              NUMBER OF MEETINGS ATTENDED
-------------------------- --------------------- ---------------------- ----------------------- -----------------------------
       DIRECTOR                   BOARD               AUDIT                 CORPORATE                  COMPENSATION
                                                    COMMITTEE               GOVERNANCE                  COMMITTEE
                                                                            COMMITTEE
-------------------------- --------------------- ---------------------- ----------------------- -----------------------------
  Dr. Richard Bastiani            8 of 8             4 of 4                    1 of 1                  8 of 8(1)
-------------------------- --------------------- ---------------------- ----------------------- -----------------------------
  Daniel Carriere                 8 of 8             2 of 4                    1 of 1(1)               3 of 8(1)
-------------------------- --------------------- ---------------------- ----------------------- -----------------------------
  Dr. Anthony Holler              8 of 8             N/A                       N/A                     N/A
-------------------------- --------------------- ---------------------- ----------------------- -----------------------------
  Richard McCoy                   5 of 8             4 of 4                    N/A                     8 of 8
-------------------------- --------------------- ---------------------- ----------------------- -----------------------------
  Michel Greco                    8 of 8             4 of 4                    N/A                     8 of 8
-------------------------- --------------------- ---------------------- ----------------------- -----------------------------
  Todd Patrick                    8 of 8             N/A                       N/A                     N/A
-------------------------- --------------------- ---------------------- ----------------------- -----------------------------
  Jon Saxe                        8 of 8             2 of 4                    N/A                     8 of 8
-------------------------- --------------------- ---------------------- ----------------------- -----------------------------
  Dr. Brian  Underdown            7 of 8             4 of 4                    1 of 1                  1 of 8(1)
-------------------------- --------------------- ---------------------- ----------------------- -----------------------------
  Ian Webb                        8 of 8             N/A                       1 of 1                  1 of 8(1)
-----------------------------------------------------------------------------------------------------------------------------

(1)  Not a member of the committee


                  SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD

--------------------------------------------------------------------------------
       BOARD                                                         8
--------------------------------------------------------------------------------
       AUDIT COMMITTEE                                               4
--------------------------------------------------------------------------------
       CORPORATE GOVERNANCE COMMITTEE                                1
--------------------------------------------------------------------------------
       COMPENSATION COMMITTEE                                        8
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ID Biomedical Corporation


                                  By: /s/ Anthony F. Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer
Date: May 6, 2005